UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 26, 2013, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 28th ordinary general meeting of shareholders held on June 25, 2013 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: June 26, 2013

1.	Reasons for filing

At the 28th ordinary general meeting of shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 25, 2013, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the ordinary general meeting of shareholders was held:

June 25, 2013

(2)	Matters resolved:

Distribution of Retained Earnings

	Type of asset to be distributed: Cash

‚	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of NTT common stock: 80 yen

Total amount of dividends: 94,829,970,560 yen

ƒ	Date on which dividends become effective: June 26, 2013

(3)	Status of voting rights:

Number of shareholders holding voting rights         886,921 shareholders

Total number of voting rights         11,836,580 voting rights

(4)	Number of voting rights exercised for approval, disapproval or abstention on matters resolved, requirements for adopting the resolutions and results thereof:

Item	Approval(1)	Disapproval	Abstention	Total number of voting rights exercised(2)	Approval rate ((1)/(2))	Results of resolution
Distribution of Retained Earnings	9,189,187	9,610	12,221	9,294,625	98.87%	Adopted
	voting rights	voting rights	voting rights	voting rights

Notes:	(1)	The requirement for adopting the resolution is a majority vote of shareholders entitled to exercise their voting rights present at the meeting.
	(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the ordinary general meeting of shareholders plus, without duplication, the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not adding certain voting rights held by shareholders attending the ordinary general meeting to the number of voting rights exercised for approval, disapproval or abstention of matters resolved:

The sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved. Accordingly, the number of voting rights held by shareholders attending the ordinary general meeting and exercised for approval, disapproval or abstention, other than those that could be confirmed, have not been added.